EXHIBIT 5.1

FULBRIGHT & JAWORSKI L.L.P.

1301 MCKINNEY, SUITE 5100

HOUSTON, TEXAS 77010-3095

TELEPHONE: (713) 651-5151

FAX: (713) 651-5246

December 19, 2006

Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

Dear Sirs:

We have acted as counsel to Enbridge Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the proposed offering by the Partnership of $300,000,000 aggregate principal amount of the Partnership’s 5.875% Notes due 2016 (the “Notes”). The Notes are to be issued pursuant to an Indenture dated May 27, 2003, as amended by the Sixth Supplemental Indenture (as so amended and supplemented, the “Indenture”) between the Partnership and U.S. Bank National Association, successor to SunTrust Bank, as trustee, which establishes the forms and terms of the Notes pursuant to the Indenture. We refer to the registration statement on Form S-3 (Registration No. 333-131076) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Partnership on January 17, 2006, including the base prospectus contained therein, and the prospectus supplement (the “Prospectus Supplement”) filed with the Commission on December 19, 2006, relating to the offering of the Notes.

As counsel to the Partnership, we have examined such corporate records, documents and questions of law as we have deemed necessary or appropriate for the purposes of this opinion. In such examinations, we have assumed the genuineness of signatures and the conformity to the originals of the documents supplied to us as copies. As to various questions of fact material to this opinion, we have relied upon statements and certificates of officers and representatives of the Partnership. Without limiting the foregoing, we have examined the Underwriting Agreement, dated December 18, 2006, among the Partnership, Enbridge Energy, Limited Partnership and Wachovia Capital Markets, LLC, HSBC Securities (USA) Inc., ABN AMRO Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lazard Capital Markets LLC, SunTrust Capital Markets, Inc. and UBS Securities LLC, as Underwriters (the “Underwriting Agreement”).

Based upon the foregoing, and subject to the limitations, qualifications, assumptions and exceptions stated herein, we are of the opinion that the Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will, under the laws of the State of New York, constitute legal and binding obligations of the Partnership. We express no opinion as to the binding effect or enforceability of any provisions exculpating a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct.

The opinions expressed herein are limited exclusively to the General Corporation Law of the State of Delaware, the Delaware Revised Uniform Limited Partnership Act, the Delaware Limited Liability Company Act and the applicable provisions of the Delaware constitution and reported decisions concerning such laws, the laws of the State of Texas, the laws of the State of New York and the federal laws of the United States of America, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the references to us under “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/s/ FULBRIGHT & JAWORSKI L.L.P.

Fulbright & Jaworski L.L.P.